Exhibit 23.1
CONSENT OF INDEPENDENT AUDITORS

To the Board of Directors and Unitholders of

Western Refining Logistics, LP

We consent to the incorporation by reference in Registration Statement Nos. 333-204437 and 333-191676 on Form S-3 and Form S-8, respectively, of Western Refining Logistics, LP of our report dated November 20, 2015, relating to the combined financial statements of the TexNew Mex Pipeline and Related Assets as of and for the year ended December 31, 2014 (which report expresses an unqualified opinion and includes an emphasis-of-matter paragraph relating to  the combined financial statements which were derived from the consolidated financial statements and accounting records of Western Refining, Inc. and to the allocation of certain corporate expenses historically provided by Western Refining, Inc.), appearing in this Current Report on Form 8-K/A of Western Refining Logistics, LP filed on November 20, 2015.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
November 20, 2015